EXHIBIT 2.6

SUPPLY AGREEMENT

         THIS SUPPLY AGREEMENT (this "Agreement") is entered into as of September 24, 2002, between INFORMATION PRODUCTS LONGMONT, INC., a Colorado corporation, at 9586 I-25 Frontage Road, Suite 100, Longmont, Colorado 80504 ("IP"), and APPLIED FILMS CORPORATION, a Colorado corporation, at 9586 I-25 Frontage Road, Suite 200, Longmont, Colorado 80504 ("AFC").

         Concurrently with the execution of this Agreement and pursuant to an Asset Purchase Agreement dated the same date as this Agreement (the "Purchase Agreement"), IP is purchasing certain assets of AFC relating to the Business (as defined in the Purchase Agreement). In connection with the execution and delivery of the Purchase Agreement IP has agreed to supply to AFC and AFC has agreed to purchase from IP coated and uncoated Vycor tiles (the "Tiles") pursuant to the terms and conditions of this Agreement. The parties agree that AFC shall purchase the Tiles either itself or through an affiliate and that IP shall supply such Tiles to AFC or one or more of its affiliates.

         1. Supply Relationship. Subject to Section 4, during the term of this Agreement AFC shall purchase its requirements of, and IP shall supply AFC with its requirements of, Tiles in such quantities (subject to the minimum purchase requirements in the succeeding sentence) as AFC may from time-to-time reasonably request, provided that the manufacture and sale of the Tiles is commercially viable and as long as IP has the capability to manufacture the Tiles. Subject to Section 4, AFC shall purchase from IP at least 1000 units of Tiles during each year of the term of this Agreement. Unless otherwise mutually agreed to by the parties, the minimum Tile order for each order shall not be less than 200 units.

         2. Price. During the first year of this Agreement, IP agrees to supply the coated Tiles to AFC at a price equal to One Hundred Eighty-Eight and No/100 Dollars ($188.00) per unit and uncoated Tiles to AFC at a price equal to One Hundred Twenty and No/100 Dollars ($120.00) per unit. The parties agree that these prices will be adjusted on the annual anniversary of this Agreement to prices mutually agreed to between the parties.

         3. Price Increases. If at any time during the term of this Agreement, IP's raw material costs for the Tile increase by 10% or more compared to the amount that IP was paying for those raw materials at the prior anniversary date, IP may increase the purchase price for the Tile by the full amount of the raw material cost increase. If such a price increase occurs, IP will provide AFC with written documentation substantiating the increase.

         4. Right to Purchase Tiles from Third Party. If IP is unable to supply the Tiles in accordance with AFC's reasonable specifications with regard to quality and delivery, AFC may purchase from a third party such quantity of its requirements for Tiles for which IP is unable to supply.

         5. Terms and Conditions. The terms and conditions governing each sale will be as set forth in this Agreement and in applicable purchase orders that have been accepted by IP, such terms and conditions to include timing, quantity and quality of deliveries. Delivery of Tiles shall be F.O.B. IP's plant or other point of origin, and risk of loss of the Tiles shall pass to AFC upon identification of the Tiles. This Agreement may not be amended by the terms of any purchase order. If there is a conflict between the terms of a purchase order and this Agreement, the terms of this Agreement shall prevail.

         6. Term and Termination. This Agreement shall be for a term of 10 years. If the parties cannot agree prior to the next applicable annual anniversary of this Agreement to the price adjustments contemplated in Section 2, this Agreement shall terminate and IP shall only be obligated to continue to provide the Tiles at the then current prices for an additional 90 days following said termination. If during the term of this Agreement, AFC fails to purchase the minimum requirements of Tiles required by Section 1, IP shall have the right to terminate this Agreement and IP shall have no further obligation to supply Tiles under this Agreement.

         7. Force Majeure. This Agreement shall be temporarily suspended during any period(s) where either party is unable to carry out its obligations under this Agreement by reason of any act of God or the public enemy, fire, flood, extreme weather conditions, labor disorder, shortages of labor, fuel, supplies or materials, civil disturbance, closing of the public highways, government interference, government regulations or any similar event or occurrence beyond the reasonable control of the affected party. In addition, this Agreement shall be temporarily suspended during any period that IP has closed its Longmont operations for the purpose of moving such operations to another location; provided, however, that IP will make commercially reasonable efforts to continue to supply Tiles in accordance with this Agreement to the extent reasonably practicable. In any of these cases, neither party shall have any liability to the other party for delay in performance or failure to perform while this Agreement is temporarily suspended.

        8. Noncompetition. For 24 months following termination of this Agreement, neither IP nor any entity of which 50% or more is owned by IP, shall compete with AFC, either directly or indirectly, by selling Tiles for application in vacuum deposition equipment. IP shall not be prohibited from acquiring not more than 5% of the outstanding shares of any equity security of a competitor of AFC that is listed for trading on the New York Stock Exchange or the American Stock Exchange or quoted on the NASDAQ System or otherwise publicly traded.

         9. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement. The provisions of this Agreement shall supersede all contemporaneous oral agreements, communications and understandings and all prior oral and written communications, agreements and understandings between the parties with respect to the subject matter of this Agreement. Each party acknowledges that no representation, inducement or condition not set forth herein has been made or relied upon by either party. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and lawful assigns.

         10. Modification. This Agreement cannot be amended, altered or modified, unless done so in a writing, signed by a duly authorized representative of the party against whom such modification is sought to be enforced.

         11. Waiver. No provision of this Agreement shall be waived by any party hereto, unless such waiver is in a writing, signed by a duly authorized representative of the party against whom such waiver is sought to be enforced. A waiver by either party of any breach or failure to comply with any provision of this Agreement by the other party shall not be construed as or constitute a continuing waiver of such provision or a waiver of any other breach of or failure to comply with any other provision of this Agreement.

         12. Notices. All notices and demands required or permitted by this Agreement shall be in writing. All notices and demands required or permitted by this Agreement shall be deemed properly made: (a) upon personal delivery to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party; or (b) three business days after deposit in the United States mail, postage prepaid, registered or certified mail addressed to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party. Any notice or demand sent to IP must be simultaneously sent to Information Products, Inc., 414 East 40th Street, Holland, Michigan 49423, Attention: Chad D. Quist. Any notice or demand sent to AFC must be sent to the attention of AFC's Chief Financial Officer with a copy to Varnum, Riddering, Schmidt & Howlett LLP, Attention: Harvey Koning, 333 Bridge Street, NW, Suite 1700, Grand Rapids, Michigan 49504. Proof of sending any notice, demand or payment shall be the responsibility of the sender.

         13. Applicable Law. The terms and conditions of this Agreement shall be governed, construed, interpreted and enforced in accordance with the domestic laws of the State of Colorado, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado.

         14. Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Unless otherwise expressly provided, the word "including" whenever used in this Agreement shall not limit the preceding words or terms.

         15. Counterparts. This Agreement may be executed in original or by facsimile in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each party shall have executed one counterpart and delivered it to the other party.

         16. Headings. The used herein have been used for the convenience of the parties and are not to be used in construing the Agreement.

[Signatures appear on the following page]

* * * * * *

         Signed as of the date first above written.

APPLIED FILMS CORPORATION

By:	/s/ Thomas T. Edman Thomas T. Edman President and CEO

INFORMATION PRODUCTS LONGMONT, INC.

By:	/s/ Chad D. Quist Chad D. Quist Its: President

[SIGNATURE PAGE TO SUPPLY AGREEMENT]